September 15, 2023

Via EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-11
Filed September 1, 2023
File No. 333-274329

Dear Ms. Paulemon and Mr. Gabor:

On behalf of our client, Wheeler Real Estate Investment Trust, Inc. (the “Company”), set forth below is our response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated September 11, 2023 regarding the Company’s registration statement on Form S-11 (the “Form S-11”) filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2023.

For your convenience, the text of the Staff’s comment is set forth in italics below, followed by our response to the comment.

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We note that the Company intends to settle redemptions of Series D Preferred Stock in shares of Common Stock based on the market price. Because you are not eligible to conduct an offering under Rule 415(a)(1)(x), you are ineligible to conduct an at-the market offering under Rule 415(a)(4). Please provide your analysis as to how you are able to conduct an at-the-market offering or revise accordingly.

We respectfully submit that the registration of the Company’s common stock (the “Common Stock”) pursuant to Form S-11 (the “Registration”) is not, and should not be considered, an “at the market” offering under Rule 415(a)(4) under the Securities Act of 1933 (the “Securities Act”).

Definition of an “At the Market Offering”.

Rule 415(a)(4) defines the term “at the market offering” as an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price. Further, SEC Administrative Proceeding File No. 3-19957 states that “[i]n an “at-the-market” offering, an issuer sells shares of its securities directly into the market at the prevailing market price, as opposed to selling a fixed number of shares at a fixed price all at once.”

Therefore, for an offering of securities to be “at the market”, it must consist of the following elements:

●	a sale of securities by an issuer;
●	directly into the market; and
●	at the prevailing market price and not at a fixed price.

The issuance of Common Stock to cover redemptions will not constitute a sale of securities for the purposes of the definition of “at the market offering”.

The issuance of Common Stock to cover redemptions of the Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) will not constitute a sale or disposition of those securities because the Common Stock is not being sold or disposed of “for value”. Section 2(a)(3) of the Securities Act defines “sale” as including every contract of sale or disposition of a security or interest in a security, for value. (emphasis added). The Company will satisfy its obligation to deliver the redemption price of $25.00 per share of Series D Preferred Stock, plus the amount of all accrued but unpaid dividends to and including the redemption date (the “Redemption Price”) by delivering shares of Common Stock that equate to the Redemption Price. Notably, the Company will not receive any proceeds from this issuance.

This view is consistent with the principle that stock dividends “do not constitute a sale, not being given for value.” (H.R. Rep. No. 152, 73rd Cong. 1st Sess. (1933) 25). Similarly to the stockholders receiving a stock dividend, the redeeming holders will not part with any “value” in exchange for Common Stock. The only value given by the holders to the Company was at the time of their original purchase of the Series D Preferred Stock, and they will not invest any additional funds into the Company in connection with their redemption decision.

The Common Stock is not being issued directly into the market.

The redemption exchange does not involve sales on or through the facilities of an exchange or through some other market maker. In Securities Act Release No. 33-6383 (March 3, 1982), the SEC described an “at the market offering” as an offering conducted on or through the facilities of a national securities exchange or to a market maker otherwise than on an exchange. Even though Common Stock is currently listed for trading on Nasdaq Capital Market, the issuance of Common Stock to cover redemptions will not involve sales on or through the facilities of a national securities exchange; instead, shares of Common Stock will be issued directly, and exclusively, to the existing holders in exchange for their Series D Preferred Stock.

The Common Stock is not being issued at prevailing market prices.

The value of the Common Stock is measured at a fixed point in time similar to typical firm commitment underwritings that are clearly not “at the market offerings”. The Articles Supplementary mandate that the value of Common Stock be fixed as of the date immediately preceding, but not including, each redemption date (i.e., the 4th day of each month). Accordingly, holders receiving Common Stock in each redemption cycle will have their Redemption Price calculated based on the same fixed Common Stock value as the other holders in that cycle even if such holders redeem their Series D Preferred Stock on different dates in the same cycle. This is consistent with the Staff’s analysis and interpretive position set forth in Compliance and Disclosure Interpretation (“C&DI”) 612.13. The guidance provided in such C&DI states: “Pursuant to a shelf registration statement, from time to time a company issues securities through a firm commitment underwriting at a fixed price based on the prior day’s closing price. (emphasis added). These firm commitment takedowns would not be considered “at the market offerings” because they are at a fixed price”.

The Registration does not warrant protections afforded to “at the market offerings”.

The filing and delivery obligations applicable to “at the market offerings” were adopted in part to address potential market manipulation by issuers that issue stock on a delayed basis to take advantage of the times where the securities are trading in the market at a premium. See Securities Act Release No. 6276 (December 23, 1980) (statement by the SEC that “a continuous offering by an issuer of its equity securities “at the market,” without formal underwriting arrangements, represents a novel method of issuer entrance into the market place and may raise issues under the antimanipulative provisions of the [Securities] Exchange Act [of 1934].”)

None of those concerns are present here. The Company will have no discretion to vary the value of Common Stock issued in redemptions due to fluctuations of its market price or otherwise – instead, such value will always be based on the same formula calculated over the same ten consecutive trading day period as mandated in the Articles Supplementary. The Company will have no discretion as to when it will issue Common Stock – this will occur on or about the 5th day of each month. The Company will have no discretion as to the number of shares of Common Stock issuable on each redemption date – it will depend on the redemption decisions made by individual holders.

Accordingly, we do not believe that the Registration is an “at the market offering” or that it raises any of the concerns that the “at the market offering” safeguards were meant to address.

Notwithstanding, even if the Registration were to constitute an “at the market offering”, the Section 3(a)(9) exemption would be available.

As an additional basis, Section 3(a)(9) of the Securities Act would exempt the issuance of Common Stock in exchange for the Series D Preferred Stock from registration under the Securities Act. Section 3(a)(9) provides a transactional exemption for “…any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The required elements of a Section 3(a)(9) exemption are that: (i) the exchange is being made by an issuer for its own securities; (ii) security holders are not parting with any consideration in the transaction other than outstanding securities of the issuer; and (iii) the issuer may not pay any commission or other remuneration, directly or indirectly, for the solicitation of the exchange.

We believe those elements would be met. First, the Company is the issuer of both Series D Preferred Stock and Common Stock. Second, only the holders will be effecting the redemptions, and will not part with any consideration. Third, the Company will not pay any remuneration for the solicitation of redemptions in a manner that would invalidate the Section 3(a)(9) exemption.

The foregoing is consistent with the Staff’s analysis and interpretive position set forth in C&DI 612.04. The guidance provided in such C&DI states that, “[i]n the case of a registration statement pertaining to an offering of convertible debentures and the common stock underlying the debentures, Rule 415 typically is not applicable to the continuous offering of the underlying common stock because that offering is exempt from registration pursuant to Section 3(a)(9).”

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We trust that the foregoing is responsive to the Staff’s comment. If you have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 504-6790 or by e-mail at Daniel.Raglan@cwt.com.

Sincerely yours,

/s/ Daniel P. Raglan

cc:	M. Andrew Franklin
(CEO and President, Wheeler Real Estate Investment Trust, Inc.)

Ross Barr
(General Counsel, Wheeler Real Estate Investment Trust, Inc.)